SOUTHERN TRUST SECURITIES HOLDING CORP.
145 ALMERIA AVENUE
CORAL GABLES, FLORIDA 33134
305-446-4800
305-446-4448 FAX

April 3, 2012

Ms. Suzanne Hayes
Assistant Director
Securities and Exchange Commission
Washington, D.C.  20549

RE: Southern Trust Securities Holding Corp.
File No. 000-52618

Dear Ms. Hayes:

In reference to your letter dated March 20, 2012, the following will address each question.

1)	General

In reference to the public announcement made on May 12, 2011, please note that earnings had been released on 10-K filings, which were filed on April 14, 2011, as amended April 26, 2011 and were posted to our website.  Since earnings were considered public, the announcement was released.  However, in the future any reference made pertaining to earnings will be filed in accordance with Item 2.02 of Form 8-K.

2)	Executive Compensation

The firm will expand disclosure of the Executive Compensation section to describe in additional detail the nature of the commissions and fees paid by STS and STSAM to Mr. Escobio in future filings.  All other compensation paid to Mr. Escobio is commission based and as such, the increase was as a direct result of increases in the growth of the business during 2010 over 2009, which resulted in increased commissions and fees. The increase in 2010 reflects an improvement in the economy versus lower payments in 2009 which resulted from an unstable business environment affected by a huge drop in employment, the mortgage bubble, the collapse of Lehman Brothers and Bear Stearns, and a significant drop in the stock market, which slowed down growth and revenue considerably.

STSAM charges quarterly fees at the beginning of each quarter based on market value, which fluctuates from month to month.  Commissions are paid out at approximately 50% less clearing fees.  Mr. Escobio shares his commissions with other registered representatives which assist transacting business.

We will rely on Regulation S-K Item 402(o) and make available adequate narrative descriptions regarding the breakdown of compensation to include the items contained within the section.

3)	NEXO Valuation

The Nexo transaction in May of 2011 between STS and Nexo was negotiated during the summer of 2010. The negotiation took place after the $3 million debt to equity swap.

As such we based our valuation on the original $11 million value. We then added the $3 million equity addition to arrive at a $14 million total Nexo value. This $14 million valuation for Nexo is what the terms of the May 2011 transaction were based on.

In terms of the valuation for Nexo in the summer of 2010 we agreed to this valuation after arms length negotiation as well as a valuation of Nexo that we performed ourselves. This valuation is attached as Exhibit 2.

The projections we used for the valuation were based on the projections that we received from the management of Nexo in June of 2010. These projections are attached as Exhibit 1. As you will see in Exhibit 1, they provided to a summary 5 year projection. To us the projected revenue and net income after tax were the most important numbers in arriving at our valuation. We used these numbers and then reduced them in our own valuation (Exhibit 2).

For example, Nexo projected for 2014 revenue of $24,219,415 and net income after taxes of $6,089,894. In our valuation we projected revenue of $20,813,191 and net income after taxes of $5,139,779.

Using our projected numbers we then valued Nexo based on a revenue multiple with a net income multiplier check to see if it was reasonable. Based on a 2.43 revenue multiplier (this was the implied multiple from the original valuation as well as a reasonable industry multiple) the value of Nexo using 2014 numbers was $50,654,381.

We then checked this against a net income multiple (PE Ratio). Using the net income for 2014 we determined an implied PE multiple of 9.8 times. This type of multiple was very reasonable, in our view, for a fast growing company such as Nexo.

Therefore based on our own valuation described above we determined that a present value of Nexo of $14 million was fair and reasonable considering that we were projecting a future 2014 (June 30) valuation of around $50 million.  Please refer to the attached Exhibits.

4)	Comment 17. Commitments and Contingencies, page 25, Legal Claims page 25

In our original response, we indicated that the Company received cash totaling $98,000 through September 30, 2011 in connection with the settlement of a legal claim filed against Joseph Meuse and others.  We also indicated that the Company received an additional $5,000 during the fourth quarter of 2011, bringing the total cash collect to $103,000 during the year ended December 31, 2011.

The settlement amount ($98,000) received from Joseph Meuse and others was reported on the consolidated statements of operations as other miscellaneous income at September 30, 2011, and at December 31, 2011, the $103,000 will be reported in the same manner.

In the Form 10-K for the year ended December 31, 2011, we will include a statement in the footnotes (section: Summary of significant accounting policies) that clearly indicates that we account for funds received from legal settlements on the cash basis, as follows:

Funds received from court awarded legal settlements

The Company accounts for funds received from court awarded legal settlements on the cash basis.  These funds are reported as miscellaneous income on the consolidated statements of operations.

Reference: restated financial statements for the periods ended June 30, 2011 and item 4.02 of Regulation S-X:

The financial statements for the two quarters ended June 30, 2011 and September 30, 2011 were prepared correctly.  The consolidated statements of operations did include in the line item, entitled “Other miscellaneous income” the amounts actually collected from Joseph Meuse and others.  The only error in reporting the correct amounts received from Mr. Meuse and others was a typographical disclosure error in the MD&A section of the Form 10-Q filed for the quarterly period ended September 30, 2011, which reported $53,000, rather than $98,000.  When the amended Form 10-Q/A for the quarterly period ended September 30, 2011 was filed, we corrected the MD&A disclosure to read $98,000 and not $53,000.

The Form 10-Q MD&A section written for the quarterly period ended June 30, 2011 correctly indicated that other miscellaneous income included the settlement amount of $50,000, which was the same amount included in other miscellaneous income on the consolidated statements of operations.

5)	Investment in AR Growth Finance Corp. and Nexo Emprendimientos S.A. page 28

The paragraph below was included in the revised footnote, Note 18 (originally reported on page 29 of Form 10-Q filed for the quarterly period ended September 30, 2011) as part of the Company’s response letter to the SEC’s comment letter dated December 22, 2011.  However, for some reason, the paragraph was omitted by the organization that prepares the Edgar version of the document, and this omission was not noticed by the personnel that reviewed the document prior to its submission to the SEC.  The omitted paragraph, included in our response letter as part of the rewritten Note 18, is shown below.

Omitted paragraph:

The Company’s share of income (loss) for the years ended December 31, 2010 and 2009 was $(92,199) and $19,063, respectively. For the three and nine month periods ended September 30, 2011 and 2010, the Company’s share of income (Loss) was $(257,516) and $(332,953) and $(374,288) and $(34,598), respectively.  There have been no operational transactions between the Company and Nexo Emprendimientos S.A. during the periods reported above.

A similar paragraph will be included in in the footnote describing our investment in A/R Growth and Nexo Emprendimientos S.A. when we file Form 10-K for the year ended December 31, 2011.

Should you require any additional information, please contact us at your earliest convenience.

Sincerely,

Robert Escobio
Chief Executive Officer

Exhibit 1

NEXO EMPRENDIMIENTOS

LOCAL BONDS FUNDING HAR:	16%	UNIT PRICE PER CREDI CARD ACQUIRED:		101	All figures are un u$

SHORT TERM BANKING HAR:	16%

	Jun-10	Jun-11	Jun-12	Jun-13	Jun-14

Case A With Contribution to Capital & With Credit Card Acquired (Nov 10: 30,000 7 jul 12: 30,000)

Number of Mas CC statements:	0	8,057	11,793	11,828	11,848
Number of Nexo CC statements:	13,032	46,282	51,082	85,882	90,682
Total Statements:	13,032	54,339	62,875	97,710	102,530

Outstanding loan amount (K future):	1,189,066	4,121,310	4,628,680	4,567,709	4,545,214
Oustanding lease amount (K future):	546,326	266,300	62,235	0	0
Credit Card Portfolio:	3,317,954	14,577,643	18,960,891	36,083,535	43,977,969

Total portfolio:	5,053,346	18,965,253	23,651,806	40,651,244	48,523,183

Income for the period:

Profit/loss for the period after Taxes:	1,514,200	364,451	1,821,169	4,251,992	5,889,894

Pre-existing Liabilities Total Balance:	4,151,543	3,433,548	3,146,974	2,833,942	2,833,942

Total Assets:	11,586,697	28,406,434	34,513,206	54,672,172	62,507,433
Total Liabilities:	4,661,320	17,572,303	21,857,906	37,764,880	39,510,247
Shareholders' Equity:	6,925,377	10,834,131	12,655,300	16,907,292	22,997,186

Earnings/Shareholders Equity:	0.22	0.03	0.14	0.25	0.26
Leverage:	0.7	1.6	1.7	2.2	1.7
ROE:	22%	3%	14%	25%	26%

Outstanding ON:	0	12,360,922	16,908,742	28,610,754	28,815,670
Funding through principal:	0	0	0	0	0
Additional Funding ( superavit):	-1,184,492	47,055	-1,397,510	1,324,936	1,620,281
Total Funding:	-1,184,492	12,407,977	15,511,232	29,935,690	30,435,951

Total Funding / Total Portfolio:	-23%	65%	66%	74%	63%

Exhibit 2

Nexo
Revenue Multiple	2.43
Option to Purchase (%)	58%
Option Strike Price	6,350,000
(in $Dollars)	2010	2011	2012	2013	2014
Revenue	4,519,749	10,411,066	13,346,992	17,461,462	20,813,191
EBT	(1,020,326)	53,775	2,091,911	5,000,095	7,907,352
Net Income	(425,470)	34,954	1,359,742	3,250,062	5,139,779
Book Value	4,339,965	4,544,420	6,054,023	9,436,596	14,715,637
Implied Equity Value	11,000,000	25,338,070	32,483,420	42,497,067	50,654,381
Implied 15% Equity Value	1,650,000	3,800,711	4,872,513	6,374,560	7,598,157
Option Value	30,000	8,346,081	12,490,384	18,298,299	23,029,541

Nexo Emprendimientos S.A.
Balance Sheet (as of Sep. 30)
	Actual		Projections
($Dollars)	2008	2009	2010	2011	2012	2013	2014
ASSETS

CURRENT ASSETS
Cash	-	9,965	-	-	-	-	-
Investments	-	579,578	-	-	-	-	-
Commercial Credit	-	5,838,731	9,598,523	18,126,222	21,249,930	30,632,698	36,355,887
Other Credit	-	695,991	-	-	-	-	-
Total Current Assets	-	7,124,265	9,598,523	18,126,222	21,249,930	30,632,698	36,355,887

NON-CURRENT ASSETS
Investments	-	213,817	1,119,735	1,119,735	1,119,735	1,119,735	1,119,735
Commercial Credit	-	412,550	289,465	919,424	1,505,904	1,994,768	2,375,881
Other Credit	-	1,433,613	3,113,914	3,432,309	3,811,527	3,914,352	4,000,174
Bienes de Uso	-	672,058	2,422,072	2,235,059	2,048,046	1,861,033	1,674,020
Intangible Assets	-	192,335	-	-	-	-	-
Total Non-Current Assets	-	2,924,373	6,945,186	7,706,527	8,485,213	8,889,888	9,169,810

Llave de Negocio	-	1,696,012	-	-	-	-	-

Total Assets	-	11,744,650	16,543,709	25,832,749	29,735,142	39,522,586	45,525,697

LIABILITIES

CURRENT LIABILITIES
Commercial Debt	-	1,283,366	3,891,321	2,896,416	2,695,372	2,540,972	2,422,578
Fiscal Debt	-	383,780	86,947	156,452	906,013	1,995,627	3,064,003
Social Debt	-	714,228	16,538	96,909	176,870	257,418	337,965
Bank Debt	-	3,330,505	-	-	-	-	-
Other Debt	-	45,103	451,178	6,451,035	6,054,874	6,493,506	6,493,506
Total Current Liabilities	-	5,756,983	4,445,984	9,600,813	9,833,130	11,287,523	12,318,052

NON-CURRENT LIABILITIES
Social Debt	-	-	-	-	-	-	-
Bank Debt	-	3,482,531	7,757,759	11,687,516	13,847,990	18,798,467	18,492,008
Total Non-Current Liabilities	-	3,482,531	7,757,759	11,687,516	13,847,990	18,798,467	18,492,008

Total Liabilities	-	9,239,514	12,203,744	21,288,329	23,681,119	30,085,989	30,810,060

Total Equity	-	2,505,135	4,339,965	4,544,420	6,054,023	9,436,596	14,715,637

Total Liabilities & Equity	-	11,744,649	16,543,709	25,832,749	29,735,142	39,522,586	45,525,697

Income Statement
	Actual *		Projections
($Dollars)	2008	2009	2010	2011	2012	2013	2014

Net Sales	-	4,180,250	4,519,749	10,411,066	13,346,992	17,461,462	20,813,191
COGS	-	(2,552,828)	-	-	-	-	-
Gross Sales	-	1,627,422	4,519,749	10,411,066	13,346,992	17,461,462	20,813,191

Operating Income/Expenses
Administrative	-	(2,513,853)	(4,114,814)	(5,206,192)	(5,042,338)	(5,090,520)	(4,993,919)
Commercialization	-	(1,704,097)	(1,398,736)	(994,664)	(962,000)	(1,014,657)	(1,012,450)
Other Expenses	-	(31,940)	(555,439)	-	-	-	-
Results of Investments in Related Entities	-	305,756	-	-	-	-	-
Results from Assets	-	64,090	(188,327)	(187,013)	(187,013)	(187,013)	(187,013)
Results from Liabilities	-	(680,637)	619,331	(2,783,365)	(3,577,615)	(4,333,772)	(4,528,898)
Other Income (/Loss)	-	(80,441)	97,911	(1,186,058)	(1,486,114)	(1,835,405)	(2,183,559)

Earnings before Taxes		(3,013,700)	(1,020,326)	53,775	2,091,911	5,000,095	7,907,352

Taxes	-	1,130,091	594,856	(18,821)	(732,169)	(1,750,033)	(2,767,573)

Net Income		(1,883,609)	(425,470)	34,954	1,359,742	3,250,062	5,139,779

Cash Flow Statement (Summarized)
	Actual		Projections
($Dollars)	2008	2009	2010	2011	2012	2013	2014

Beginning Cash Balance	-	76,909	229,307	-	-	-	-
Change in Cash	-	512,634	(229,307)	-	-	-	-
Ending Cash Balance	-	589,543	-	-	-	-	-

* Actual figures in Income Statement (for fiscal year 2009) are based off given 3-month figures as of quarter ended. No seasonality assumed.